PER FORMA FINANCIAL PROJECTION FOR MYSK GROWTH FUND

RAISE

Sources of Funds	Total Amount
REG CF Raise	$5,000,000

Assumptions*	* 3 appraisal report		
Occupancy Rate	0.65		
Unit Type	Studio	1-BR	2-BR
ADR	345	432	576
Appreciation Rate	5%		
YoY Appreciation Factor	105%		

Fund Allocation

Est Allocation of Funds	%	Total Amount
Base Cost of Units	88.25%	4412500
Portal Cost	4.00%	200000
Marketing Cost	2.00%	100000
Closing Cost	2.00%	100000
Furnishing Cost	3.75%	187500
Total Cost With Furnitures	92.00%	4600000
Total acquisition cost	100%	5000000

Portfolio Acquisition Cost

Portfolio	List Price	Base Cost / Unit	Furniture Cost	Cost With Furniture / Unit	Number of Units	Total Cost of Units (With Furniture)	Reserve
Studio	350000	308000	13090	321090	4	1284360	
1-BR	476000	418880	17802	436682	6	2620094	
2-BR	752000	661760	28125	689885	1	689885	
Total Portfolio						4594339	5661

Portfolio Rental Income

Yearly Gross Income		Studio	1-BR	2-BR
Yearly Rental Income		81851.25	102492	136656

Yearly Operating Cost	%	Studio	1-BR	2-BR
HOA	1%	3080	4188.8	6617.6
Tax	1%	3080	4188.8	6617.6
Insurance	1%	3080	4188.8	6617.6
Property Mgmt	10%	30800	41888	66176
Fund Mgmt	1%	3080	4188.8	6617.6
Maintenance	1%	3080	4188.8	6617.6
Total	15%	46200	62832	99264

Yearly Net Income		Studio	1-BR	2-BR
Net Income		35651.25	39660	37392

Portfolio Disposition

Profit from Sales	1	2	3	4	5	Total $$ from sales
Studio	350000	367500	385875	405169	425427	1701709
1-BR	476000	499800	524790	551030	578581	3471486
2-BR	752000	789600	829080	870534	914061	914061
Total Sales Price						6087255
Gross Profit from Sales						1087255
Prepare for Market	3%					-182618
Closing Cost	5%					-304363
Net Profit from Sales						600275

Portfolio IRR

Total Cashflow	1	2	3 (Rent)	4 (Rent)	5 (Rent)	6 (Sale)	IRR
Studio	-1232000	0	142605	285210	427815	1701709	18%
1-BR	-2513280	0	237960	475920	713880	3471486	16%
2-BR	-661760	0	37392	74784	112176	914061	12%
Net Rental Income					1253871		

Portfolio ROI

Beginning Value	$5,000,000
Ending Value	$6,859,807
Net Return on Investment	1859807
Annualized Return (%)*	6.53